Exhibit 14.1

LIFETIME BRANDS, INC.

CODE OF ETHICS

While Lifetime Brands, Inc. (the “Company”) expects honest and ethical conduct from all of its employees in all aspects of business, the Chief Executive Officer and Finance Department personnel of the Company have a unique responsibility to adhere to general ethical conduct and integrity, and to promote fair, accurate, and timely reporting of the Company’s financial results and other information that the Company publicly releases and includes in reports that the Company files with the Securities Exchange Commission (“SEC”). The Chief Executive Officer, as well as all members of the Company’s Finance Department, are bound by the following Code of Ethics, under which each agrees that he or she shall:

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Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships and to disclose to the Chairman of the Audit Committee of the Company’s Board of Directors, the Company’s General Counsel, or the Company’s Director of SEC Reporting and Internal Audit, any material transaction or relationship that reasonably could be expected to give rise to such a conflict.

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Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and other government agencies as well as in all other public communications of the Company.

•	Comply with all applicable governmental laws, rules and regulations.

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Proceed to act in good faith, responsibly, with due care, competence and diligence, without manipulating or misrepresenting material facts or allowing one’s independent judgment or decisions to be subordinated.

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Respect the confidentiality of information acquired in the course of his or her duties, except when authorized or legally obligated to disclose such confidential information, and not use any such confidential information for personal advantage.

•	Actively promote and set forth an example of ethical behavior.

•	Maintain responsible use of and control over all assets and resources employed or entrusted.

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Promptly report to the Chairman of the Company’s Audit Committee, the Company’s General Counsel, or the Company’s Director of SEC Reporting and Internal Audit any conduct that the individual believes to be or would give rise to a violation of law or business ethics or of any provision of this Code of Ethics or the Company’s Code of Business Conduct.

It is against the Company’s policy to retaliate against any employee for good faith reporting of any violations of this Code of Ethics. Violations of this Code of Ethics, including failures to report potential violations by others, will be viewed as severe disciplinary matters which may result in personnel action, including termination of employment.

This Code of Ethics supplements the Company’s Code of Business Conduct, which sets forth the fundamental principles and key policies and procedures that govern the conduct of all of the Company’s employees.

If you have any questions or concerns with this Code of Ethics, you may contact the Chairman of the Audit Committee of the Company’s Board of Directors, the Company’s General Counsel, or the Company’s Director of SEC Reporting and Internal Audit.